EXHIBIT 5.1

Resignation Letter of James R. Ray

James Ray
16929 Enterprise Drive
Fountain Hills, AZ 81656
480-816-6140  Fax: 480-816-6145

November 8, 2006

To the Board of Directors
Nano Chemical Systems Holdings, Inc.
105 Park Avenue
Seaford, DE 199973

Dear Gentlepersons:

I do not feel that we can be successful in our venture without additional capital. I have exhausted all avenues to raise sufficient capital and have only been partially successful.

Therefore, I hereby tender my resignation as an officer and Director of Nano Chemical Systems Holdings, Inc. effective as soon as the Board can meet and find a suitable replacement.

I recommend that the Board consider electing Dr. Mathew Zuckerman as my replacement. He is both a scientist and has years of experience in manufacturing operations. Additionally, I have approached Dr. Zuckerman and he has verbally agreed to serve.

You are a great group of people to work with and I am only sorry that I was not successful in my endeavors, and thank each of you for your efforts on behalf of the Company. My tenure with the Company was relatively short but it was a pleasure to work with each of you.

Sincerely,

/s/ James R. Ray
James R. Ray